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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

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         NOTIFICATION OF LATE FILING                         SEC FILE NUMBER
                                                                  0-21488
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                                                              CUSIP NUMBER
                                                               148881-10-5
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                                    (Check One)

[   ] Form 10-K and Form 10-KSB
[   ] Form 20-F
[   ] Form 11-K
[ X ] Form 10-Q and Form 10-QSB
[   ] Form N-SAR

          For Period Ended: August 2, 1998
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I --REGISTRANT INFORMATION

                          CATALYST SEMICONDUCTOR, INC.
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Full Name of Registrant


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Former Name if Applicable

                              1250 BORREGAS AVENUE
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Address of Principal Executive Office (Street and Number)

                           SUNNYVALE, CALIFORNIA 94089
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City, State and Zip Code


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PART  II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  X  ]      (a)     The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable effort or expense;

[  X  ]      (b)     The subject annual report, semi-annual report, transition
                     report on Form 10 K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[      ]     (c)     The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

In March 1998, Registrant's Chairman, President and Chief Executive Officer resigned at the Company's request and the former Chief Operating Officer was appointed President and Chief Executive Officer. In May 1998, Registrant's Chief Financial Officer resigned at the Company's request and an individual from outside Registrant was appointed Chief Financial Officer. As a result of these changes in senior management and the required transitions, substantial additional time was required to gather information and prepare for the annual audit and to perform other activities necessary to complete the Annual Report on Form 10-K for the fiscal year ended May 3, 1998. Such issues have also delayed the closing of the Company's books and records for the Fiscal Quarter ended August 2, 1998. As a result, the Quarterly Report on Form 10-Q could not be filed when due on September 16, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Thomas E. Gay III                (408)              542-1040
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                  (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

             If answer is no, identify report(s).
                    X   Yes         No
                   ---          ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
             the subject report or portion thereof?   Yes       No  X
                                                          ---      ---

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           CATALYST SEMICONDUCTOR, INC
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 1998          By /s/ Thomas E. Gay III
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                                     Thomas E. Gay III
                                     Vice President, Finance and Administration,
                                     and Chief Financial Officer

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